SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                            OEC Medical Systems, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    670828102
                                 (CUSIP Number)

                              Mara H. Rogers, Esq.
                           Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                             New York, NY 10103-3198
                                 (212) 318-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1999
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                          (Continued on following pages)

                                               (Page 1 of 15 Pages)
------------------
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  670828102            13D                          Page 2 of 15  Pages



    1     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          Forstmann-Leff Associates Inc.
          13-3131718
    2     Check the Appropriate Box if a Member of a Group*
                                      (a) [ ]
                                      (b) [ ]

    3     SEC Use Only


    4     Source of Funds*
          OO

    5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                      [ ]


    6     Citizenship or Place of Organization

          New York
                                7    Sole Voting Power
        NUMBER OF                    236,020 shares
          SHARES
       BENEFICIALLY             8    Shared Voting Power
         OWNED BY                    2,788,200 shares
           EACH
        REPORTING               9    Sole Dispositive Power
          PERSON                     240,685 shares
           WITH
                               10    Shared Dispositive Power
                                     2,794,100 shares

   11     Aggregate Amount Beneficially Owned by Each Reporting Person

          3,034,675 shares (includes shares beneficially owned by FLA Advisers L.L.C., FLA Asset Management Inc. and Stamford Advisers Corp.)

   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [ ]


   13     Percent of Class Represented by Amount in Row (11)
          23.8%

   14     Type of Reporting Person*
          IA, CO

--------  ----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  670828102            13D                          Page 3 of 15  Pages



   1     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         FLA Advisers L.L.C.
         13-3942422
   2     Check the Appropriate Box if a Member of a Group*
                                      (a) [ ]
                                      (b) [ ]
   3     SEC Use Only


   4     Source of Funds*
         OO

   5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                       [ ]

   6     Citizenship or Place of Organization

         New York
                                7    Sole Voting Power
        NUMBER OF                    None
          SHARES
       BENEFICIALLY             8    Shared Voting Power
         OWNED BY                    2,788,090 shares
           EACH
        REPORTING               9    Sole Dispositive Power
          PERSON                     None
           WITH
                               10    Shared Dispositive Power
                                     2,788,090 shares


  11     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,788,090 shares (includes shares beneficially owned by Stamford Advisers Corp.)

  12      Check if the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [ ]

  13     Percent of Class Represented by Amount in Row (11)
         21.9%

  14     Type of Reporting Person*
         IA, OO

-------  -----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  670828102            13D                          Page 4 of 15  Pages



   1     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         FLA Asset Management Inc.
         13-29256626
   2     Check the Appropriate Box if a Member of a Group*
                                      (a) [ ]
                                      (b) [ ]
   3     SEC Use Only


   4     Source of Funds*
         OO

   5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                       [ ]

   6     Citizenship or Place of Organization

         Delaware
                                7    Sole Voting Power
        NUMBER OF                    None
          SHARES
       BENEFICIALLY             8    Shared Voting Power
         OWNED BY                    7,700 shares
           EACH
        REPORTING               9    Sole Dispositive Power
          PERSON                     None
           WITH
                               10    Shared Dispositive Power
                                     13,600 shares


  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         13,600 shares

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [ ]


  13     Percent of Class Represented by Amount in Row (11)
         0.1%

  14     Type of Reporting Person*
         IA, CO

-------  -----------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  670828102            13D                          Page 5 of 15  Pages



   1     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Stamford Advisers Corp.
         13-3421433
   2     Check the Appropriate Box if a Member of a Group*
                                      (a) [ ]
                                      (b) [ ]
   3     SEC Use Only


   4     Source of Funds*
         OO

   5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                       [ ]

   6     Citizenship or Place of Organization

         New York
                                       7      Sole Voting Power
            NUMBER OF                         None
             SHARES
          BENEFICIALLY                 8      Shared Voting Power
            OWNED BY                          24,700 shares
              EACH
            REPORTING                  9      Sole Dispositive Power
             PERSON                            None
              WITH
                                      10      Shared Dispositive Power

  11     Aggregate Amount Beneficially Owned by Each Reporting Person
         24,700

  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                            [ ]


  13     Percent of Class Represented by Amount in Row (11)
         0.2%

  14     Type of Reporting Person*

         IA, CO
-------  ------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

         This statement relates to common stock, par value $0.01 per share, of OEC Medical Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 384 Wright Brothers Drive, Salt Lake City, Utah 84116.

Item 2. Identity and Background

(a-b) For the name of each reporting person, see Item 1 of the cover pages attached hereto. The business address of each reporting person is:

         590 Madison Avenue
         New York, New York 10022

         Please see attached Annex A for the names, business addresses, principal occupations (and names, principal businesses and addresses of places of additional employment) and citizenship of the executive officers and directors of each reporting person.

     Mr. Joel B. Leff, Mr. William F. Harnisch, Mr. Peter A. Lusk and Mr. Richard H. Adelaar may be deemed as persons controlling or ultimately in control of FLA Advisers L.L.C. and its subsidiary Stamford Advisers Corp. Similarly, by virtue of their current positions as members of the Executive Committee of the Board of Directors Forstmann-Leff Associates Inc. through June 30, 2001, they may also be deemed as persons controlling or ultimately in control of Forstmann-Leff Associates Inc. and its subsidiary FLA Asset Management Inc.

(c) Forstmann-Leff Associates Inc., a New York corporation, is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (the "Act"). FLA Advisers L.L.C., a New York limited liability company, is a registered investment adviser under the Act whose managing members are principals of Forstmann-Leff Associates Inc. FLA Asset Management Inc., a Delaware corporation, is a registered investment adviser under the Act and a subsidiary of Forstmann-Leff Associates Inc. Stamford Advisors Corp., a New York corporation, is a registered investment adviser under the Act whose parent is FLA Advisers L.L.C.

(d) None of the reporting persons or any of their executive officers or directors listed on Annex A has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the reporting persons or any of their executive officers or directors listed on Annex A has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                               Page 6 of 15 Pages

Item 3.  Source and Amount of Funds or Other Consideration

         Between October 4, 1993 and March 31, 1999, the reporting persons used funds derived from clients' assets under management at an aggregate cost, including brokerage commissions, of $40,463,824.56, to purchase 3,034,675 shares of Common Stock of the Issuer.

         As of the date hereof, Joel B. Leff, Chairman of the Board of Forstmann-Leff Associates Inc., Managing Member of FLA Advisers L.L.C., Chairman of the Board, Executive Vice President and Director of FLA Asset Management Inc., and Managing Member and Director of Stamford Advisers Corp, and William F. Harnisch, President and Chief Executive Officer of Forstmann-Leff Associates Inc., Managing Member of FLA Advisers L.L.C., Director, Chief Executive Officer and President of FLA Asset Management Inc., and Managing Member and Director of Stamford Advisers Corp, beneficially own shares of the Issuer's Common Stock.

         Mr. Leff may be deemed to beneficially own 8,000 shares of the Issuer's Common Stock held by Argosy Partners, a Delaware limited partnership, by virtue of his being a general partner of Argosy Partners. Argosy Partners purchased its shares with funds from partnership assets in the open market, at an aggregate cost, including brokerage commissions, of $82,400.

         Mr. Harnisch may be deemed to beneficially own 301,300 shares of the Issuer's Common Stock. Mr. Harnisch directly owns 232,900 shares of the Issuer's Common Stock. Mr. Harnisch purchased these shares with personal funds in the open market, at an aggregate cost, including brokerage commissions, of $2,560,602. Mr. Harnisch may be deemed to beneficially own 40,000 shares of the Issuer's Common Stock, held by the William F. Harnisch Foundation, a Delaware charitable foundation, by virtue of his being the donor and a trustee of the foundation. These shares were purchased with personal funds on the open market, at an aggregate cost, including brokerage commissions, of $282,591. Mr. Harnisch's sisters, Louise Stalzer and Elizabeth Averna, each own 500 shares of the Issuer's Common Stock, and his mother, Louise Harnisch owns 9,700 shares of the Issuer's Common Stock. Mr. Harnisch may be deemed to beneficially own shares owned by his sisters and his mother by virtue of his having voting and dispositive power over their shares. These shares were purchased with personal funds on the open market, at an aggregate cost, including brokerage commissions, of $174,251. Mr. Harnisch may be deemed to beneficially own 8,800 shares of the Issuer's Common Stock, held by his son's trust, the Jonathan Harnisch Trust, by virtue of his being trustee. These shares were purchased with personal funds on the open market, at an aggregate cost, including brokerage commissions, of $124,712. Mr. Harnisch may be deemed to beneficially own 8,900 shares of the Issuer's Common Stock, held by his daughter's trust, the Laura Harnisch Trust, by virtue of his being trustee. These shares were purchased with personal funds on the open market, at an aggregate cost, including brokerage commissions, of $149,650.

         The filing of this Schedule 13D shall not be construed as an admission that any of the reporting persons, Mr. Leff or Mr. Harnisch , for the purposes of Section 13(d) or 13(g) of the Act, is the beneficial owner of any of the shares of the Issuer's Common Stock, except for shares directly owned by them. No other directors, officers or managing members of any of the reporting persons


                               Page 7 of 15 Pages
beneficially own shares of the Issuer's Common Stock.

Item 4. Purpose of Transaction


     Between October 4, 1993 and March 31, 1999, the reporting persons acquired 3,034,675 shares of Common Stock of the Issuer, for investment purposes only, on behalf of the institutions and individuals whose accounts they manage. The reporting persons reported beneficial ownership of an aggregate of 3,026,050 shares of Common Stock of the Issuer as of December 31, 1998, pursuant to an Amendment No. 7 to a report on Schedule 13G filed with the Securities and Exchange Commission on February 12, 1999. The reporting persons have now determined that they might want to sell or otherwise dispose of all or a portion of their holdings of Common Stock of the Issuer. Such sale or dispositions could have the effect of changing or influencing control of the Issuer, and, therefore, the reporting persons are filing this Schedule 13D in accordance with Rule 13d-1(e)(1)(i).

         The reporting persons may, at one time or from time to time, dispose of shares of common stock of the Issuer in the open market or in privately negotiated transactions, if and when they deem it appropriate, depending upon their evaluation of the operations, financial condition and results of operations of the Issuer, market conditions and other factors they deem relevant.

         Other than as described above, the reporting persons have no current plans, and have not entered into any contracts, arrangements, understandings or relationships, which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

     All of the shares of the Issuer's Common Stock that may be deemed to be beneficially owned by Mr. Leff and Mr. Harnisch were acquired solely for investment purposes.

Item 5.  Interest in the Securities of the Issuer

(a)      See Items 11 and 13 of the cover pages attached hereto.

(b)      See Items 7, 8, 9 and 10 of the cover pages attached hereto.

(c) The following transactions involving the Issuer's Common Stock were effected by the reporting persons in the past sixty days:

     On January 27, 1999, Forstmann-Leff Associates Inc. purchased in the open market 110 shares of the Issuer's Common Stock at a price per share of $27.19.


                               Page 8 of 15 Pages

     On February 3, 1999, Forstmann-Leff Associates Inc. purchased in the open market 55 shares of the Issuer's Common Stock at a price per share of $28.19.

     On February 3, 1999, Forstmann-Leff Associates Inc. sold in the open market 1,750 shares of the Issuer's Common Stock at a price per share of $27.75.

     On March 5, 1999, Forstmann-Leff Associates Inc. purchased in the open market 7,200 shares of the Issuer's Common Stock at a price per share of $25.06.

     On March 5, 1999, Argosy Partners, of which Mr. Leff is a general partner, sold in the open market 900 shares of the Issuer's Common Stock at a price per share of $24.94.


     On March 29, 1999, Forstmann-Leff Associates Inc. purchased in the open market 110 shares of the Issuer's Common Stock at a price per share of $24.19.

(d) Various clients of the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer. No one client's interest in the Common Stock of the Issuer is more than five percent of the total outstanding Common Stock.

(e)      Not applicable.

         The number of shares beneficially owned by each of the reporting persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the reporting persons is based on 12,753,477 outstanding shares of the Issuer's Common Stock as of March 1, 1998, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the Securities and Exchange Commission on March 25, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.


Item 7.  Materials to be Filed as Exhibits

         Exhibit A.  Agreement of Joint Filing.

                               Page 9 of 15 Pages

                                   SIGNATURES



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 1999

                                                  FORSTMANN-LEFF ASSOCIATES INC.


                                                  By: /s/ Peter A. Lusk
                                                       Peter A. Lusk
                                   Executive Vice President


                                                  FLA ADVISERS L.L.C.


                                                  By: /s/ Peter A. Lusk
                                   Peter A. Lusk
                                   Managing Member


                                                  FLA ASSET MANAGEMENT INC.


                                                  By: /s/ Peter A. Lusk
                                                       Peter A. Lusk
                                                   Executive Vice President

                                                 STAMFORD ADVISERS CORP.


                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                   President

                               Page 10 of 15 Pages

                                                                       Exhibit A

                            AGREEMENT OF JOINT FILING

         The undersigned, Forstmann-Leff Associates Inc., FLA Advisers L.L.C., FLA Asset Management Inc. and Stamford Advisers Corp., hereby agree to the joint filing with all other reporting persons (as such term is defined in Schedule
13D) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of OEC Medical Systems, Inc. and that this Agreement be included as an Exhibit to such filing made on their behalf.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 31st day of March, 1999.

                                                  FORSTMANN-LEFF ASSOCIATES INC.

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                        Executive Vice President


                                                  FLA ADVISERS L.L.C.

                                                  By: /s/ Peter A. Lusk
                                   Peter A. Lusk
                                   Managing Member


                                                  FLA ASSET MANAGEMENT INC.

                                                  By: /s/ Peter A. Lusk
                                                  Peter A. Lusk
                                                 Executive Vice President


                                                  STAMFORD ADVISERS CORP.

                                                  By: /s/ Peter A. Lusk
                                                          Peter A. Lusk
                                   President

                               Page 11 of 15 Pages

                                                                       Annex A

(a) Names of executive officers and directors of the Reporting Person; (b) Business addresses of executive officers and directors of the Reporting Person;
(c) Principal occupation and name, principal business and address of places of additional employment of executive officers and directors of the Reporting Person; and (d) Citizenship of the officers and directors of the Reporting Person as follows:


A. Forstmann-Leff Associates Inc.

           1.     (a)    Joel B. Leff
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Chairman of the Board
                  (d)    United States of America

           2.     (a)    William F. Harnisch
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    President and Chief Executive Officer
                  (d)    United States of America

           3.     (a)    Philip Warner
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director and Executive Vice President
                  (d)    United States of America

           4.     (a)    Peter A. Lusk
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director, Executive Vice President, Director of
                         Marketing and Client Relations, and Assistant Secretary
                  (d)    United States of America

           5.     (a)    Richard H. Adelaar
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director and Executive Vice President
                  (d)    United States of America

           6.     (a)    Daniel Yu
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Secretary, Treasurer, Chief Compliance Officer and
                         Chief Financial Officer
                  (f)    United States of America

                               Page 12 of 15 Pages

           7.     (a)    Tone N. Grant
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America

           8.     (a)    Phillip R. Bennett
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America

           9.     (a)    Donald W. Phillips
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America

           10.    (a)    Santo C. Maggio
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America

           11.    (a)    Stephen F. Rossi
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America

           12.    (a)    Philip R. Silverman
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America

B. FLA Advisers L.L.C.

           1.     (a)    Joel B. Leff
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Managing Member
                  (d)    United States of America

           2.     (a)    William F. Harnisch
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Managing Member
                  (d)    United States of America



                               Page 13 of 15 Pages

           3.     (a)    Peter A. Lusk
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Managing Member
                  (d)    United States of America

           4.     (a)    Richard H. Adelaar
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Managing Member
                  (d)    United States of America

C. FLA Asset Management Inc.

           1.     (a)    Joel B. Leff
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Chairman of Board, Executive Vice President and
                         Director
                  (d)    United States of America

           2.     (a)    William F. Harnisch
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director, Chief Executive Officer and President
                  (d)    United States of America

           3.     (a)    Peter A. Lusk
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director, Executive Vice President and Assistant
                         Secretary
                  (d)    United States of America

           4.     (a)    Daniel Yu
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Chief Financial Officer, Chief Compliance Officer,
                         Treasurer and Secretary
                  (d)    United States of America

           5.     (a)    Richard H. Adelaar
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America

           6.     (a)    Tone N. Grant
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America


                               Page 14 of 15 Pages

           7.     (a)    Phillip R. Bennett
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America

           8.     (a)    Donald W. Phillips
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Director
                  (d)    United States of America

D. Stamford Advisers Corp.

           1.     (a)    Peter A. Lusk
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Managing Member, President, Director and Assistant
                         Secretary
                  (d)    United States of America

           2.     (a)    Joel B. Leff
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Managing Member and Director
                  (d)    United States of America

           3.     (a)    William F. Harnisch
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Managing Member and Director
                  (d)    United States of America

           4.     (a)    Richard H. Adelaar
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Managing Member and Director
                  (d)    United States of America

           5.     (a)    Daniel Yu
                  (b)    590 Madison Avenue, New York, New York 10022
                  (c)    Chief Financial Officer, Chief Compliance Officer,
                         Treasurer and Secretary
                  (d)    United States of America



                               Page 15 of 15 Pages